Exhibit 99.1

Endesa Starts up the First Turbine of Son Reus; Second CCGT in Majorca

    NEW YORK--(BUSINESS WIRE)--July 14, 2003--Endesa (NYSE:ELE)

    --  The New Gas Turbine Has a Capacity of 70 MW.

    --  Son Reus Power Plant Has Allowed a 34% Power Increase in
        Majorca - Menorca Generation System.

    The installation of the first gas turbine in the second combined cycle power plant of Son Reus in Majorca is Endesa's (NYSE:ELE) first step towards starting up a new gas fired power plant in the Balearic Islands. The power plant will have a total installed capacity of 218 MW and has allowed a total power increase of 34% in the Majorca-Menorca generation system.
    Endesa will invest a total of Euro 170 million to complete this CCGT, which is expected to be fully operative by summer 2005. Another gas turbine will be installed at the end of this summer. The new combined cycle also includes an air condenser for the steam cycle refrigeration system.
    The installation of this new cycle will enable to meet the growing power demand in Majorca-Menorca generation system, which rose notably during the month of June.
    Son Reus CCGT is a pioneer in the Balearic Islands and has a low environmental impact: enables a higher fossil fuel diversification, reduces consumption of non renewable resources and greenhouse effect emissions.
    The main characteristics of this combined cycle are: its flexibility which reduces its starting-up time, high efficiency (44%), reliable design, availability and environmentally optimal generation.

    CONTACT: Endesa
             Investor Relations:
             Jacinto Pariente, 212-750-7200